UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Gubelstrasse 24
6300 Zug, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On August 11, 2016 Luxoft Holding, Inc issued a press release entitled “Luxoft Holding, Inc Reports Results for Three Months Ended June 30, 2016.” A copy of this press release is furnished as Exhibit 99.1 herewith.

The GAAP financial information included in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8, File Nos. 333-208962, 333-200679 and 333-190301 and to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: August 11, 2016	By:	/s/ Dmitry Loshchinin
		Name:	Dmitry Loshchinin
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated August 11, 2016 titled “Luxoft Holding, Inc Reports Results for Three Months Ended June 30, 2016.”